1985 Cedar Bridge Avenue Suite 1 Lakewood, NJ 08701
Terri Warren Reynolds treynolds@lightstonegroup.com M 848.240.3949

December 4, 2023

VIA EDGAR

Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lightstone Value Plus REIT II, Inc. Schedule 14D-9 Filed on November 22, 2023 File No. 005-94193

Dear Ms. Chalk:

On behalf of Lightstone Value Plus REIT II, Inc. (the “Company”), set forth below are the responses to the comments of the staff (the “Staff”) in the Office of Mergers and Acquisitions in the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated November 30, 2023 (the “Comment Letter”), to the Company’s Schedule 14D-9 filed on November 22, 2023 (the “Schedule 14D-9”).  To facilitate your review, we have set forth each of the Staff’s comments followed by the Company’s response.

Schedule 14D-9 filed November 22, 2023

Past Contacts, Transaction, Negotiations and Agreements

1.	In the first two paragraphs of this section, please explain why the disclosure that pertains to the Company is qualified “[t]o the knowledge of the Company.” Otherwise, please omit the qualifications.
Response:  In response to the Staff’s comment, the Company has amended the Schedule 14D-9 to delete the phrase “[t]o the knowledge of the Company” in the first two paragraphs of the section “Past Contacts, Transaction, Negotiations and Agreements.”  As revised, the first two paragraphs of this section will read as follows:
“As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and their executive officers, directors or affiliates.

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
December 4, 2023

“As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Director and Executive Compensation,” “Stock Ownership by Directors, Officers and Certain Stockholders,” “Certain Relationships and Related Party Transactions,” in the Company’s Definitive Proxy Statement Pursuant to Schedule 14A, filed with the SEC on October 16, 2023 (the “2023 Proxy Statement”), all of which information is incorporated herein by reference. The 2023 Proxy Statement was previously made available to all Stockholders and is available for free on the SEC’s website at www.sec.gov.”
The Solicitation or Recommendation

2.
Refer to the fourth bullet under the subsection “The Key Reasons for the Recommendation.” Please specify which sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 describe the “methodologies and assumptions, as well as certain qualifications, used to determine the estimated values [of] the Company’s assets and liabilities . . .” in connection with the estimated NAV calculation of $10.12 per Share. See General Instruction C to Schedule 14D-9.

Response:
In response to the Staff’s comment, the Company has amended the Schedule 14D-9 to specify which sections of the Annual Report on Form 10-K are incorporated by reference.  As amended, the fourth bullet point under subsection “The Key Reasons for the Recommendation.” will read as follows:
“For a full description of the methodologies and assumptions, as well as certain qualifications, used to determine the estimated values the Company’s assets and liabilities in connection with the calculation of its most recently published estimated NAV per Share of $10.12, see “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities−Market Information−NAV and NAV Per Share” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 29, 2023, which is incorporated herein and can be found in the “SEC Filings” section of the Company’s website, www.lightstonecapitalmarkets.com.”
3.
Refer to the following statement made under the last bullet of the subsection “The Key Reasons for the Recommendation”: “[T]he Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders” (emphasis added). Under Rule 14e-1(b) of the Exchange Act, a tender offer needs to remain open for at least 10 business days after any decrease in offer consideration. Please revise accordingly to prevent this disclosure from being misleading.

Response:
In response to the Staff’s comment, the Company has amended the Schedule 14D-9 to revise the second sentence of the last bullet of the subsection “The Key Reasons for the Recommendation” to replace the word “little” with “10 business days’.”  As amended, the last bullet point under subsection “The Key Reasons for the Recommendation.” will read as follows:
“The Tender Offer is subject to certain conditions, some of which provide the Offeror with the “reasonable” discretion to determine whether the conditions have been met, such as the Offeror’s determination as to whether there has been any change or development that is or will be materially adverse to the Company or that will have a material adverse effect on the value of the Shares.  In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with ~~little~~ 10 business days’ notice to Stockholders. Accordingly, the Board of Directors notes that there could be no assurance that the Tender Offer would be completed as soon as the Offeror implies, or with the same terms and conditions, including without limitation, the Tender Offer price.”

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
December 4, 2023

Person/Assets, Retained, Employed, Compensated or Used

4.
We note in the disclosure under “Reasons for the Recommendation” that the Board of Directors consulted the Advisor about the Tender Offer. Please state in your response letter whether the Advisor received any compensation from the Company in connection with the Board of Director’s consultation with representatives of the Advisor regarding the terms of the Tender Offer. Revise the disclosure in this section of the Schedule 14D-9 if applicable. See Item 1009(a) of Regulation M-A.

Response:
As the Company’s external advisor, the Advisor receives compensation for the day-to-day management of the Company and its assets pursuant to an advisory agreement.  As the consultation with the Board of Directors regarding the terms of the Tender Offer was within the scope of services that it provides under the advisory agreement, the Advisor did not receive any additional compensation from the Company in connection with the consultation.
The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
If you should have further questions or require additional information, please do not hesitate to call the undersigned directly at 848.340.3949.
Very truly yours,
/s/ Terri Warren Reynolds
Terri Warren Reynolds
cc:	Joseph E. Teichman (Lightstone) Shane Callaghan (SEC Office of Mergers and Acquisitions) Eddie Kim (SEC Office of Mergers and Acquisitions)